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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

SR Telecom Inc. (Translation of registrant's name into English)
Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. ✓ . .. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the SecuritiesExchange Act of 1934.
Yes ..... No .. ✓ ....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud

(Registrant)

Date: March 10, 2004	By:	/s/ Pierre St-Arnaud

(Signature)*
* Print the name and title of the signing officer under his signature.

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)

(514) 335-4035	(514) 731-0000
scott@maisonbrison.com

SR Telecom’s SR500 TM Selected by Telecom Fiji
Government-backed initiative to bring access services to every village

MONTREAL, March 10, 2004 – SR Telecom TM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has received the first in a series of orders for its SR500 point-to-multipoint fixed wireless access system from Telecom Fiji Limited, the national telecommunications service provider in Fiji. The SR500 system will be deployed on the two main islands of Fiji as part of a government-backed community development program. These orders are the first for SR Telecom in Fiji. Deliveries and installations are expected to commence during the second quarter.

The orders, totalling more than $1.5 million, are part of the Fijian government’s initiative to bring access services to every village in Fiji by 2005. Telecom Fiji has initially placed orders to build an SR500 backbone network on the interior of Fiji’s two main islands, Viti Levu and Vanua Levu. The SR500 solution will enable Telecom Fiji to deliver voice and dial-up Internet access for Phone Card applications as well as dial-up Internet access for community centres and schools. Telecom Fiji also intends to utilize the dedicated data capabilities of the SR500 for more advanced community and commercial applications.

Telecom Fiji and the Fijian government jointly selected the SR500 for its range of services and its proven performance record in similar applications with other service providers in Southeast Asia. With installations in close to 140 countries worldwide, SR Telecom has the largest installed base in the fixed wireless access industry.

"The government of Fiji is committed to providing Internet access to every village in the country," said Jale Curuki, Director of Communications for the Fiji Department of Communications. "Most of our rural villages are still using old technology and SR Telecom’s SR500 is the solution we have been waiting for."

"Our SR500 system is known throughout the industry as the benchmark solution for bringing telecommunications services to underserved communities," said Claude Giguère, SR Telecom’s Senior Vice-President, Sales. "We are honoured to have been selected by Telecom Fiji and look forward to helping them reach their objective of bringing telecommunications services to every village in the country."

According to the International Telecommunications Union (ITU), the tele-density rate in Fiji is approximately 11 telephones per 100 inhabitants. This compares to the Canadian tele-density rate of almost 70 telephones per 100 people. More than half of Fiji’s population of approximately 860,000 lives in rural areas.

About SR500
The SR500 is a high-capacity, point-to-multipoint fixed wireless access system that enables operators to extend their reach and deliver a full range of tailor-made voice and data applications to end-users in remote locations. The SR500 supports an assortment of telecommunication services, such as voice, Internet and data through digital microwave radio. With a reach of up to 720 kilometres from the central station, the SR500 boasts the longest reach in the industry and has the largest installed base in the world.

About Telecom Fiji
Telecom Fiji Limited is the national telecommunications access provider in Fiji. It offers a comprehensive range of telecommunications products and services for both residential and business customers. For more information, please visit their web site (www.telecom.com.fj).

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SR500 are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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